Colicity Inc.

2300 Carillon Point

Kirkland, WA 98033

February 22, 2021

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

Re:	Colicity Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed February 18, 2021
File No. 333-2528111

Dear Sir/Madam:

This letter is submitted on behalf of Colicity Inc. (the “Company”) in response to the comments that you provided on behalf of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Registration Statement on Form S-1 filed with the Commission on February 18, 2021, as set forth in your letter to the Company dated February 18, 2021 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”), which reflects the Company’s response to the comment received from the Staff.

For reference purposes, the comment contained in the Comment Letter has been reproduced herein (in bold), with the Company’s response listed below such comment.

Amendment No. 2 to Registration Statement on Form S-1 filed February 18, 2021

Risk Factors, page 30

1.	Although we note your revisions in response to prior comment 1, it continues to appear that section 9.3 of Exhibit 4.4 presents risks to investors. It also continues to be unclear whether that provision applies to claims arising under the Securities Act, the Exchange Act, or the rules and regulations thereunder. Therefore, we reissue the comment.

Company Response: In response to the Staff’s comment, the Company has revised Section 9.3 of Exhibit 4.4 and added disclosure to pages 56 and 123 of Amendment No. 3 to describe the risks and clarify whether the provision applies to claims under the Securities Act, the Exchange Act, or the rules and regulations thereunder.

The Company appreciates the Staff’s attention to the review of its Form S-1. Please contact me at (425) 278-7100 or Andrew Quartner at (301) 919-2502 if you have any questions about the Form S-1 or this letter.

Sincerely,

/s/ Craig McCaw
Craig McCaw
Chief Executive Officer
Colicity Inc.

cc:	Jeff Gordon (SEC)
John Cash (SEC)
Thomas Jones (SEC)
Geoff Kruczek (SEC)
Steve Ednie (Colicity Inc.)
Marc Silverman (WithumSmith+Brown, PC)
David Sakowitz (Winston & Strawn LLP)